Exhibit 99.1

Silicon Motion Technology Corporation Announces New Members of Management

Taipei, Taiwan—May 9, 2008—Silicon Motion Technology Corporation (NASDAQ: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it has added two new members to the Company’s senior management team. Johnson Yan joined Silicon Motion on May 5, 2008 as Vice President, Marketing & Business Development and Karl Wang joined on April 28, 2008 as Vice President, Research & Development.

Johnson Yan joins Silicon Motion from JAI Inc., an innovative Scandinavian developer of industrial and military digital camera solutions, where he was Vice President of Engineering with responsibilities that included corporate product strategy. Prior to joining JAI, Mr. Yan was the founder and CEO of Jaxstream Inc., a developer of MPEG solutions for digital video surveillance and streaming systems. He had also previously held Vice President and other executive management positions at leading digital media and graphics solution suppliers including ATI Technologies, ESS Technologies, Arithmos/STMicroelectronics, and Oak Technologies with roles in product marketing, product development, and general management. He graduated from the University of Texas at Austin with a BS in electrical engineering and from the University of California at Berkeley with a Master’s in EECS.

Karl Wang was most recently Senior Director of Advanced Product Development at ARM Inc., a leading developer of high-performance microprocessor intellectual property. Before joining ARM he was Vice President of the IP Business Division at UMC (USA). He also previously worked for Hitachi Semiconductor, Motorola Semiconductor, and Texas Instruments on microprocessor and memory product development. He graduated from Rice University with a BS in electrical engineering and from the Massachusetts Institute of Technology with MA and PhD degrees in electrical engineering.

Silicon Motion President and CEO Mr. Wallace Kou commented, “We are very fortunate to have attracted Johnson and Karl to Silicon Motion, and I believe they will be tremendous additions to our senior management team. With their extensive experience in developing new technologies and successful track record in managing semiconductor businesses, I am sure they will be valuable assets to us as we continue to grow and navigate the challenge of developing and marketing innovative next-generation products in our highly dynamic industry.”

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoC business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2007 revenue, gross margin and operating margin and full fiscal year 2007 diluted earnings per ADS, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter and the full fiscal year. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming

Christensen

Tel: +852 9212 0684

Email: tfleming@ChristensenIR.com